Exhibit 10.41

March 6, 2001

Mr. Richard De Francisco
*
Dear Richard:

On behalf of Zamba, I am both extremely pleased and excited to offer you an opportunity to join us as Executive Vice President of Sales, reporting to the President and CEO. You would be based in our Southern California office.

We would like to offer you an exempt, full time position, which includes:

-  Starting semi-monthly salary of $10,416.67 ($250,000 annualized).

- Subject to final Board approval of your grant, you will be granted an option to purchase 450,000 shares of the company's common stock at a predetermined price. In accordance with the terms of our stock option plans, 25% of the initial grant will become vested at your one-year anniversary date and 6.25% quarterly thereafter, and will be fully vested at the end of four years.

- An incentive compensation plan paying .2% of the company's total monthly revenue, paid monthly at the same timing in which salespersons are paid. You will also receive additional cash bonuses of $50,000 upon our recognition of $60,000,000 in revenue during 2001, and additonal $50,000 bonuses upon each additonal $10,000,000 in recognized revenue during 2001. Revenue from acquired companies will not count towards the revenue calculations for these incentive bonuses.

- If you are terminated by Zamba during the first year of your employment, other than as part of a change of control, in which case your change of control agreement would take precedence, or for cause, your salary will continue and your stock options will continue vesting for the remainder of the year.

- I will ask the Board of Directors to approve a change of control agreement that is consistent with other executives in the company.

This offer is contingent upon your executing the attached employment agreement before commencing your employment, the successful completion of your reference and background investigation, and compliance with the Immigration Reform Control Act of 1986 (IRCA). Also, if you are not a U.S. citizen, U.S. permanent resident, nor been granted asylee or refugee status, this offer is contingent upon your ability to meet Zamba's Immigration policy guidelines and INS approval of your right to reside and work in the United States (i.e., approval of appropriate work visa or status for Zamba, Minneapolis). Should you qualify, Zamba will pay the reasonable and usual costs to obtain the appropriate nonimmigrant classification.

This offer will remain valid for seven days from the date of this letter unless we notify you otherwise. You should understand that this offer, including the salary, options, incentive plan, salary continuation, and change of control agreement, does not constitute a contract of employment for any specified period of time but will create an "employment at will" relationship.

Please sign this letter, indicating acceptance of this offer and your anticipated start date. Return the signed copy in the enclosed envelope and keep a copy for your records. Please review and complete the enclosed forms. Bring these forms and the appropriate I-9 documentation with you on your first day of work. At orientation we will cover your benefits, review your forms and answer any questions you may have.

Richard, we believe that you will find Zamba a truly exciting and fulfilling place to work. We look forward to your joining us and contributing to our success.

Sincerely,

Doug Holden
President and CEO

I accept this offer:

/s/ Richard J. De Francisco       3/6/2001
NAME                              Date

Anticipated Start Date: March 12, 2001

ENCL:

-  Benefits Summary
- Proprietary Information and Invention Agreement/Confidential Disclosure Agreement/Terms of Employment
-  I-9 and W-4 Forms
-  Export Control Document
-  MN child Support (MN residents only)
-  Background Release Form